October 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

Sara Kalin

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Gatehouse Media, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 26, 2006

File No. 333-135944

Dear Ms. Kalin:

On behalf of GateHouse Media, Inc. (the “Company”), attached hereto for filing is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 2 to the Registration Statement filed on September 26, 2006. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 3, 2006, to Ms. Polly G. Sack, General Counsel of the Company. Page numbers referred to in our responses refer to page numbers in the Amendment No. 3 to the Registration Statement.

Management’s Discussion & Analysis, page 39

1.	Comment: We note from your response to our prior comment 7 and your revised disclosure on page 44 that in connection with the offering, certain of your employees and directors will be receiving RSFs equal in value to $4.4 million, based on the fair market value of your shares on the date of grant. Please tell us, and include in your disclosure, how you will determine fair market value on the date of grant. Also, we note your disclosure that each of your independent directors will be granted RSGs having a fair market value as of the date of grant of $.3 million and certain employees will be granted a number of restricted shares of common stock for a total value of $3.2 million based on the fair market value at the date of grant. Please clarify your disclosure to indicate if these grants to the independent directors and certain employees which total $3.5 million are included in the total $4.4 million value disclosed in the first sentence of the fourth paragraph on page 44, or if these grants are in addition to the $4.4 million. If the amounts are included in the $4.4 million, please explain in your disclosure the nature of the remaining $.9 million of RSGs that will be granted in connection with the offering.

Response: The Company will determine the fair value of future RSG grants based upon the IPO price, if granted on the date of the IPO, and, subsequently, at the closing price reported on a national securities exchange on the date of grant.

$4.7 million is the total value of RSGs (increased from $4.4 million to reflect our intention to appoint a fifth independent director) and consists of $1.5 million of RSGs expected to be granted to five independent directors ($0.3 million to each director) and $3.2 million that will be granted to employees. The $3.2 million consists of (i) RSGs of $2.3 million that will vest ratably at the end of the first, second and third years following the Company’s initial public offering and (ii) RSGs of $0.9 million that will vest ratably at the end of the third, fourth and fifth years.

The Company has updated the disclosures to reflect the Staff’s comment. See page 44.

Critical Accounting Policies

Valuation of Privately-Held Company Equity Securities Issued as Compensation, pages 41 and F-59

2.	Comment: We note from your response to our prior comment 8 that you believe the multiple of the levered cash flow forecasted for 2006 is below the median multiple of the group of selected comparable companies. Please tell us how you determined or calculated the amount of each multiple used in the valuation, as presented on your discounted cash flow analysis. Also, please tell us the amount of the median multiple of the comparable group and further explain the difference between the multiple used in your valuation and the median multiple of the comparable group. Additionally, please explain to us how you determined the revenue amount used for the 2005 PF Base in your discounted cash flow analysis as it appears to be significantly higher than the amount included in the unaudited pro forma statement of operations for the year ended December 31, 2005 included elsewhere in the filing.

Also, we believe your discussion in MD&A and the notes to the financial statements should be revised to include the amounts of the significant assumptions used in your valuation, such as amount of the revenue growth rate, adjusted EBITDA rate, discount rate and any multiples used in the valuation. Further, to the extent that that the expected public offering price of your shares is greater than the $15.01 value determined by management, please revise MD&A to explain the factors responsible for any difference between the $15.01 per share and your expected public offering price. We may have further comment upon receipt of your response.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Linda Crvkel of the Staff on October 4, 2006. The Company calculates levered free cash flow multiples as follows: (a) fully diluted equity value divided by (b) levered cash flow (Adjusted EBITDA less interest expense, cash taxes and capital expenditures).

For the selected comparable companies, the Company estimated (a) and (b) as follows:

a)	Fully diluted shares outstanding (per the Treasury Stock Method) multiplied by the stock price for each company at the time of valuation.

b)	Publicly available research analyst estimates of levered cash flow for 2006, calculated in a consistent manner.

For the Company, the Company estimated (a) and (b) as follows:

a)	Total Enterprise value per the Discounted Cash Flows analysis, less net debt.

b)	Management’s estimate.

At the time of the Company’s valuation, the median multiple of equity value to levered free cash flow forecasted for 2006 for the selected comparable companies was 10.6x, compared to the Company’s multiple of levered cash flow of 9.6x.

The revenue amount used for the 2005 PF Base in the Company’s discounted cash flow analysis is $18.2 million higher than the revenue included in the unaudited pro forma statement of operations for the same period included in the Company’s prospectus as it gives full effect to eight small acquisitions completed in the second half of the 2005 and the first half of 2006. These eight acquisitions were not of sufficient size to warrant a pro forma adjustment to the financial statements; however, the Company believes that, in the aggregate, their incremental revenue of $18.2 million is of sufficient magnitude to be considered for purposes of valuing the business.

The Company has revised its disclosure to identify the amounts of certain significant assumptions as discussed with Ms. Crvkel and to explain factors responsible for the difference between the valuation obtained through the Company’s discounted cash flow analysis and the price range of this offering. See pages 41 and F-60.

3.	Comment: Revise the discussion on pages 41 and 42 to explain why management did not obtain a contemporaneous valuation by an unrelated valuation specialist with respect to the restricted shares granted during 2006.

Response: The Company has revised the discussion on page 42 to explain why management did not obtain a contemporaneous valuation by an unrelated valuation specialist with respect to the restricted shares granted during 2006.

Liquidity and Capital Resources, page 49

4.	Comment: We note from your response to our prior comment 11 and your revised disclosure in the Liquidity and Capital Resources section of MD&A that your discussion of the historical cash flows of Gatehouse Media Inc. focuses on the six months ended June 30, 2006 as compared to the period January 1, 2005 to June 6, 2005. In light of the significance of the amounts in the period from June 6, 2005 to June 30, 2005, please revise your discussion to include this period and related amounts in your comparison of the six months ended June 30, 2006 to the comparable prior year period. Also, please revise your disclosure to include a discussion of the internal and external sources of liquidity in fiscal 2005 and 2004 and to include a discussion of any material changes in financial position from the end of the most recent fiscal year to the date of the most recent interim balance sheet provided. See Item 303(b)(1) of Regulation S-K.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Linda Crvkel of the Staff on October 4, 2006. The disclosure of the Company’s cash flows has been revised to include the historical Successor Period of six months ended June 30, 2006, the Successor Period of June 6, 2005 to December 31, 2005, the Successor Period of June 6, 2005 to June 30, 2005, the Predecessor Period of January 1, 2005 to June 5, 2005, and the Predecessor Period for the year ended December 31, 2004. Additional revisions have been made to include discussions of the internal and external sources of liquidity in fiscal 2005 and 2004. Additional discussion has been included regarding material changes in the financial position from December 31, 2005 to June 30, 2006. See pages 49 to 52.

5.	Comment: We note that your liquidity and capital resources section includes separate discussions of the historical cash flows of CP Media and Enterprise NewsMedia LLC. As these entities were not part of the consolidated entity during the periods discussed (fiscal years 2005 and 2004 and the nine months ended April 2, 2006 for CP Media) and do not accurately portray the ongoing operations of GateHouse, we do not believe that such a presentation is appropriate without discussing the cash flows of those entities in the context of the consolidated entity and how they will affect the operations of the consolidated entity in the future. Within the framework of the liquidity discussion of the consolidated entity, we encourage a discussion of your cash flows and capital structure as it would have been if the merger and acquisitions had occurred at the beginning of the periods presented. However, your discussion should be clear as to the nature of amounts that are based on historical or actual results and the amounts that are discussed on a pro forma basis. Please revise your disclosures accordingly.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Linda Crvkel of the Staff on October 4, 2006. Based on this discussion, additional disclosure of cash flows and capital structure has not been added as if the Merger and Acquisitions had occurred at the beginning of the periods presented. The separate disclosure of the historical cash flows of CP Media and Enterprise newsmedia LLC in the liquidity and capital resources section have been eliminated from these sections. See pages 49 to 52.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31.2005, the six months ended June 30, 2006 and the six months ended June 30 2005

Note (D) Adjustments. page F-9

6.	Comment: We note from your response to our prior comment 15, and your revised disclosure in Note (D), that the pro forma compensation expense is related to restricted shares issued to directors immediately following the offering with a total expected value of $1.2 million. We note from your disclosure on page 44 in MD&A, however that in connection with the offering you plan to issue restricted shares to employees and directors with a total value of $4.4 million. We would expect that the total amount of shares issued to employees and directors with a value of $4.4 million would be the amount used to determine the pro forma compensation expense. Please advise or revise your disclosures accordingly.

Response: In the preparation of the pro forma financial statements, the Company reviewed the compensation expense related to restricted shares expected to be issued to employees in an amount of $3.2 million. The Company considered that the compensation expense would be incurred in connection with compensating the related employees for retention of their services, even if the offering did not occur. Therefore, the Company determined that compensation expense was not specifically in connection with the offering and should not be included in the pro forma adjustments.

Subsequently, the Company has reviewed its intention with regard to employee compensation related to restricted shares to be issued to employees in an amount of $3.2 million and determined that it will only issue the restricted shares upon a successful offering. Therefore, the Company has included as a pro forma adjustment for the compensation expense related to the total amount of shares to be issued to employees and directors with a value of $4.7 million and has revised its disclosures accordingly. See pages F-7 to F-11.

7.	Comment: We note from your response to our prior comment 15, and your revised disclosure in Note (D)(2), that the pro forma depreciation expense due to the Merger includes the expense related to $5,155 of intangibles acquired post-merger. Please explain in your disclosure the nature of these intangibles and why you believe it is appropriate to include them in this pro forma adjustment. As part of your response, please explain why you believe this adjustment is directly attributable to the merger transaction as required by Rule 11-02(b)(6) of Regulation S-X.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Linda Crvkel of the Staff on October 4, 2006. The Company has deleted the line that references the intangibles acquired post-merger in the pro forma adjustments. See page F-11.

Report of Independent Registered Public Accounting Firm, page F-18

8.	Comment: Please remove the restrictive legend that precedes the Independent Auditor’s Report and complete the exception note as to the date of the accountant’s report.

Response: The restrictive legend will be removed in a subsequent amendment, prior to the effectiveness of the Registration Statement.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31. 2005 Consolidated Statements of Cash Flows, page F-19

9.	Comment: We note from your response to our prior comment 23 that you continue to believe that the redemption of the New Senior Debentures is appropriately presented as a financing activity on the statement of cash flows. We continue to believe, however that any amounts that initially related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures should be presented as an adjustment to reconcile net income (loss) to net cash from operating activities at the time they are redeemed. We acknowledge that the change in basis affected the continuity of valuation of certain assets. However, we do not believe that this change affected the continuity of underlying components of the debt or of presentation of your operating cash flows. Neither the debenture exchange that occurred on February 28, 2005 nor the change in basis that occurred on June 5, 2005 should affect the reporting of the cash flows related to the eventual payment of the interest incurred on debt. In light of the requirement to present both predecessor and successor periods, we also believe that it is appropriate to classify the repayment of accrued interest as an operating activity since the predecessor periods reflect the benefit to operating cash flows of adjusting for its initial non-cash nature. Please revise your statements of cash flows to reclassify the amount of the senior debentures extinguished that related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures from August 1, 2003 to the time the debentures were extinguished, as an adjustment to reconcile net income (loss) to net cash from operating activities.

Response: The Company has revised the statements of cash flows to reclassify the amount of the senior debentures extinguished that related to interest accrued on the Senior Debentures and Senior Discount Debentures of $21.1 million as an adjustment to reconcile net income (loss) to net cash (used in) provided by operating activities. See page F-23 and page F-55.

Note (1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business, page F-24

10.	Comment: We note from your response to our prior comment number 26 that for purposes of performing your impairment analysis with respect to goodwill and mastheads, the company’s reporting units do not have sufficiently similar economic characteristics and as such represent reporting units pursuant to SFAS No.142. We also note from your response that the reporting units are one level below the company’s operating segment, have discrete financial information and are comprised of a number of publications in a particular geographic area.

Given that the company’s reporting units are not considered sufficiently similar in terms of their economic characteristics for purposes of aggregating them for your impairment analysis pursuant to SFAS No.142, please explain in detail why you believe that your various publications are economically similar and should be aggregated into a single segment for segment reporting purposes in accordance with paragraph 17 of SFAS No.131 as indicated in Note 1 on page F-24. Please note that footnote 20 to paragraph 30 of SFAS No.142 indicates paragraph 17 of SFAS No.131 shall be considered in determining if the components of an operating segment have similar economic characteristics.

As part of your response, please address the following matters:

•	Tell us the “regional clusters” that are used for purposes of performing your goodwill and masthead impairment analysis pursuant to SFAS No.142.

•	Tell us how the company’s chief operating decision maker (CODM) reviews the company’s performance for purposes of assessing performance and making decisions about the allocation of resources. Indicate the key measure or measures used by the CODM in assessing performance.

•	Provide us with the amount of revenues and income from operations data for each of the separate “regional cluster” reporting units that were used for purposes of impairment analysis under SFAS No. 142 for each of the last three fiscal years and the subsequent interim period presented in your financial statements. In addition, tell us how the CODM uses this information.

We may have further comment upon review of your response.

Response: With reference to the response to your prior comment 26, the Company clarifies below a mischaracterization made in describing its reporting units as not having sufficiently similar economic characteristics. As a result, the Company provides a correction to that response regarding what it considered to be the various levels under Statement of Financial Accounting Standards (SFAS) No. 131 and SFAS No. 142. As indicated in the materials included at tab (A) (“Attachment A”) in the binder of supplemental materials provided to you, the

Company reports a single reportable segment. Its operating segments, currently comprised of five geographic regions with gross margins ranging from 14.3% to 27.8% over the last four years, are aggregated under paragraph 17 of SFAS No. 131 into the single reportable segment (see analysis of factors under paragraph 17 of SFAS No. 131 below); operating segments, in turn, aggregate smaller geographic clusters of newspapers with similar economic characteristics. While information is rolled up to the Chief Operating Decision Maker (CODM) on increasingly large geographic aggregations, the CODM’s review of, and analysis of, discrete financial information, including key performance measures of revenue and EBITDA on the primary reports which do not include operating income, and the CODM’s consequent decisions regarding allocation of resources, financing of the business and other matters occur on a consolidated single reportable segment basis.

With respect to SFAS No. 142, the Company looks one level below the operating segments, (in the previous response operating segments were incorrectly equated to the reportable segment which created confusion), which are clusters (components) comprising the operating segments, to determine whether these components constitute a reporting unit for purposes of measuring impairment. One level below the operating segments are clusters. The clusters constitute businesses, have discrete financial information (though limited to sales, certain expense line items and certain assets), and are regularly reviewed by management. However, the components also have similar economic characteristics (gross margins, sharing of assets and other resources), resulting in aggregation into regions (reporting units) for SFAS No. 142 purposes.

The Company is currently organized in five regions. Prior to June 7, 2006, the Company was organized in four regions. The fifth region was added following the Company’s acquisition of CP Media and Enterprise, which comprise its Northeast region. The regions are organized based upon geography and are operated with common management, shared facilities, overlapping customers and common suppliers thereby benefiting all the publishing activities of the Company through scale and centralized management and oversight. The Company executes its acquisition strategy through acquiring publications within these regions or acquiring new regions, such as the recent acquisition of the Northeast region. See Attachment A.

In June 2005, the Company went through a change in control and a corresponding change in the management structure of the Company. In January 2006, the Company hired a new chief executive officer who took on the role of CODM. In June 2006, the Company completed acquisitions (the Northeast region) that nearly doubled its size. Therefore, the Company’s management reporting is designed to facilitate its organizational structure and operational and strategic direction. That direction includes continued consolidation of operating decision making in the CODM and centralizing corporate and administrative operations, among others. The CODM monitors key measures of revenue and EBITDA at the consolidated level and at the operating segment level.

For purposes of determining the appropriate reporting pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company considered the following factors:

I.	Newspaper publishing includes relatively homogeneous activities comprised primarily of acquiring and creating content, selling advertisements and subscriptions, printing and distribution. Revenues are earned primarily through subscriptions and advertising. Expenses are primarily comprised of (i) newsprint, (ii) salaries, (iii) depreciation and amortization of fixed and intangible assets such as customer and subscriber lists, and (iv) interest on debt.

II.	The Company’s CODM’s responsibilities include:

•	Allocation of resources, such as capital expenditures at the consolidated level.

•	Reviewing and assessing potential investments including new equipment and capital expenditures (printing presses, computer equipment, etc.) and possible acquisitions. Acquisition opportunities are sourced primarily by the CODM, from brokers who typically contact the CODM.

•	Making decisions to close a publication, change publishing dates of a publication and convert publications from paid to free or vice versa.

•	Vendor selection and negotiation of major supply relationships including newsprint, business insurance, health insurance and other benefits.

•	Reviewing publication divestitures.

•	Realigning of operations and or publications both within clusters and region. From time to time the CODM may move publications from one region to another.

III.	Access to capital and prudent allocation of resources are essential to support the Company’s growth strategy. The Company’s newspaper publishing is financed currently at the consolidated level with equity capitalization and credit facilities more fully described in the notes to the financial statements. All financing decisions are made at the consolidated level as is management of the Company’s payroll, cash management and accounts payable.

IV.	The Company has five regions which are operating segments and also constitute the reporting units under SFAS No. 142. As further described below, the Company reviewed the aggregation criteria of SFAS No. 131, Paragraph 17 and concluded that the five operating segments are appropriately aggregated into one reportable segment. Within an operating segment there is a sharing of printing facilities, cross-selling of advertising customers, shared suppliers and distributors, each of which benefit all the publishing activities through scale and centralized management and oversight. See Attachment A for a listing of the Company’s operating segments.

V.	The Company’s newspaper publishing activities have similar economic characteristics and generally target similar long-term EBITDA and contribution margins.

The Company reviewed the aggregation criteria of SFAS No. 131, Paragraph 17 in relation to its newspaper publishing activities in its operating segments to document that they are consistent with the Company’s single segment reporting as noted below:

a.	The nature of the product and services

The Company’s publications in each of its operating segments rely on local content to attract readers and the delivery to the readers enables the Company to attract advertisers. All of the Company’s publications are initially printed materials with some being further posted on the internet. Throughout the Company there are similar production facilities, equipment, labor forces and production/service offering capabilities.

b.	The nature of the production processes

The production process for each of the Company’s operating segments follows a similar process. Content is obtained or created, edited, laid-out and then printed.

c.	The type or class of customer for their products and services

The Company derives a majority of its revenues in each of its operating segments from local display advertising from local advertisers rather than classified and national advertising. Additionally, subscription revenues in each of its operating segments are derived from paid circulation.

d.	The methods used to distribute their products or provide their services

The Company distributes it newspapers via contracted delivery service and resellers in each of its operating segments. Sales are made with a direct sales force and limited national ad referrals and in each of the Company’s operating segments.

e.	If applicable, the nature of the regulatory environment

The Company is subject to environmental regulations and other laws of general application; however, there are no industry specific regulations applicable to the Company.

As a result of a review of the way in which the Company conducts its business activities, the way in which the CODM reviews the operating results and allocates resources and its internal financial management reports, the Company determined it has one reportable segment. The Company believes it is appropriate to present its operating results as one reportable segment for financial reporting purposes, consistent with the way in which the business is managed, analyzed and reported internally.

For purposes of performing the impairment analysis with respect to goodwill and mastheads, the Company considered the guidance in EITF Issue No. 02-7, EITF D-101 and Paragraph 30 of SFAS No. 142. As discussed above, the Company has one reportable segment which consists of five operating segments that have been aggregated in accordance with Paragraph 17 of SFAS No. 131.

The revenues and EBITDA for each of the regions that comprise the Company’s operating segments are included in Attachment A. One of the primary reports reviewed by the CODM is included at tab (B) in the binder of supplemental materials provided to you.

The Company has modified page F-25 to more accurately reflect that it has a single reportable segment and has also modified page 40 and page F-27 to clarify the basis for its reporting units.

GateHouse Media Inc. Interim Financial Statements for the six months ended June 30, 2006

Note 2. Stock Based Employee Compensation

(a) Stock Option Plan and Other Awards, page F-48

11.	Comment: We note from your response to our prior comment 30 that you apply the fair value per share on the date of grant to the total number of options expected to vest to determine the total expected stock compensation cost. However, it is still unclear as to how you determined the total compensation cost not yet recognized for unvested awards at June 30, 2006 of $6,216. Please provide us details of the calculation of this amount, including how you determined the total expected stock compensation costs for the shares granted in 2005 and 2006 that have not vested as of June 30, 2006 and the amount of expected forfeitures.

Also, please provide us with the computation of the $560,000 in share-based compensation expense recognized during the six months ended June 30, 2006 in connection with the restricted stock grants.

Response: The Company has provided the calculation of the total expected compensation cost not yet recognized of $6,216 as of June 30, 2006, as well as the computation of the $560,000 in share-based compensation expense recognized during the six months ended June 30, 2006. See tab (C) in the binder of supplemental materials provided to you.

* * * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981 or William N. Dye at (212) 728-8219.

Very truly yours,

/s/ Morgan D. Elwyn
Morgan D. Elwyn

cc:	GateHouse Media, Inc.

The New York Stock Exchange

Polly G. Sack, Esq.

William N. Dye, Esq.